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                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                           SCHEDULE 13D/A

             Under the Securities Exchange Act of 1934
                       (Amendment No. 1)<F*>

           BOSS HOLDINGS, INC. (F/K/A VISTA 2000, INC.)
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                          (Name of Issuer)


                            COMMON STOCK
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                   (Title of Class of Securities)


                            1011B 10 1 7
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                           (CUSIP Number)

                       LEONARD J. ESSIG, ESQ.
                    LEWIS RICE & FINGERSH, L.C.
                   500 NORTH BROADWAY, SUITE 2000
                    ST. LOUIS, MISSOURI 63102
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(Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications)

                              1-8-98
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      (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement: [ ]

        (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such claim.)
(See Rule 13d-7.)

        Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO. 1011B 10 1 7              13D             PAGE 2 OF 9 PAGES
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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        G. LOUIS GRAZIADIO, III
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>  (a) [ ]
                                                              (b) [ ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS<F*>

        PF
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
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                  7    SOLE VOTING POWER

                       191,648
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                  8    SHARED VOTING POWER
      NUMBER OF
       SHARES          0
    BENEFICIALLY  ---------------------------------------------------
      OWNED BY    9    SOLE DISPOSITIVE POWER
        EACH
     REPORTING         191,648
    PERSON WITH   ---------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        191,648
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES<F*>                                        [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.9%
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14      TYPE OF REPORTING PERSON<F*>

        IN
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ITEM 1.   SECURITY AND ISSUER.
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          The class of equity securities to which this statement relates is the common stock, par value $0.25 per share (the "Common Stock") of Boss Holdings, Inc. (f/k/a Vista 2000, Inc.), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 221 W. First Street, Kewanee, Illinois 61443. Except as provided in the responses on the cover page hereof and in Items 5(a) and 5(b), or as otherwise expressly stated herein, all references to the number of shares issued and outstanding or reported as beneficially owned by the Reporting Person do not give effect to the 25:1 reverse stock split, effective December 7, 1998 (the "Reverse Split"), in respect of the
Common Stock.

ITEM 2.   IDENTITY AND BACKGROUND.
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          (a)-(b) This statement is being filed on behalf of G. Louis
Graziadio, III, whose business address is 2325 Palos Verdes Drive West, Suite 211, Palos Verdes Estates, California 90274.

          (c) The principal occupation of Mr. Graziadio is a private investor; Mr. Graziadio is also Chairman and Chief Executive Officer of the Company. (See Item 4.) During the last five years, Mr. Graziadio has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Graziadio is a citizen of the United States.

          The responses of Mr. Graziadio to Items 7 through 11 of page
2 of the cover page of this Schedule 13D include shares of Common Stock held by Ginarra Holdings, Inc. ("Ginarra Holdings"), a California corporation that is engaged in the business of investing in securities and corporate consulting. The business address and the address of the principal executive office of Ginarra Holdings is 2325 Palos Verdes Drive West, Suite 211, Palos Verdes Estates, California 90274.
Mr. Graziadio serves as Chairman and Chief Executive Officer of Ginarra Holdings. The Graziadio Family Trust, udt October 13, 1975 (the "Trust"), a trust established by Mr. Graziadio for the benefit of certain members of his family, owns all of the outstanding common stock of Ginarra Holdings. The business address for the Trust is 16633 Ventura Blvd., Suite 510, Encino, California 91436. Mr. Graziadio has disclaimed any legal and any beneficial interest in the Trust. Accordingly, the 1,311,343 shares of Common Stock owned by the Trust (52,453 shares after giving effect to the Reverse Split or approximately 2.7% of the outstanding shares of Common Stock) are not included herewith.

          The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship for each director and executive officer of Ginarra Holdings are as follows:

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          (a)    G. Louis Graziadio, III - Chairman and CEO
          (b)    2325 Palos Verdes Dr. West, Ste. 211, Palos
                 Verdes Estates, California 90274
          (c)    Corporate Officer
          (d)    United States

          (a)    George L. Graziadio, Jr. - Director
          (b)    9920 South La Cienega Blvd., Inglewood,
                 California 90301
          (c)    Chairman and Chief Executive Officer of Imperial
                 Bancorp (banking)
                 9920 South La Cienega Blvd., Inglewood, California
                 90301
          (d)    United States

          (a)    Phillip M. Bardack - Director
          (b)    16633 Ventura Blvd., Suite 510, Encino,
                 California 91436
          (c)    Proprietor of Phillip M. Bardack, CPA
                 (accountants)
                 16633 Ventura Blvd., Suite 510, Encino, California
                 91436
          (d)    United States

          (a)    Brian E. Fees, CPA - Chief Financial Officer
          (b)    2325 Palos Verdes Dr. West, Ste. 211, Palos
                 Verdes Estates, California 90274
          (c)    Corporate Officer
          (d)    United States

          (d)-(e) During the last five years, neither Mr. Graziadio nor, to the best knowledge of Mr. Graziadio, any director or executive officer of Ginarra Holdings, has been convicted in a criminal proceeding
(excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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          The aggregate amount of funds used by the Reporting
Person to exercise the 1,200,000 options on July 15, 1997 was approximately $36,000, and the aggregate amount of funds used by the Reporting Person to exercise the 1,200,000 options on January 8, 1998 was approximately $36,000. The aggregate amount of funds used by Ginarra Holdings to purchase the preferred stock of the Company that was converted into shares of Common Stock, as further described in Item 5, was approximately $106,666, and the aggregate amount of funds used by Ginarra Holdings to purchase the additional shares of Common Stock to which this Amendment relates was $76,912. Such amounts were derived from the personal funds of the Reporting Person and the corporate funds of Ginarra Holdings, respectively. The Reporting Person and

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Ginarra Holdings may from time to time use the shares of Common Stock owned by them as collateral for margin loans to be made by broker-dealers.

ITEM 4.   PURPOSE OF TRANSACTION.
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          The number of shares of Common Stock, together with the
holdings of Ginarra Holdings are in excess of 5% of the outstanding Common Stock. Except as set forth below, there are no agreements among the Reporting Person or any other person or entity regarding the Company and the Common Stock.

          On May 9, 1996, the Company entered into an agreement with Ginarra Holdings to add six (6) additional outside directors to the Company's Board of Directors which, at that time, consisted of three (3) members. Pursuant to the terms of the agreement, the directors amended the Company's bylaws to increase the size of the Board of Directors from five (5) to nine (9) and voted to add six (6) Ginarra nominees, including the Reporting Person, as directors of the Company. The nominees assumed office immediately following the issuance by the Company of a Form 8-K filed with the SEC on June 6, 1996 for the year ended December 30, 1995 in lieu of a Form 10-K.

          The Reporting Person has acquired the shares of Common Stock reported herein for investment purposes. Subject to availability at prices deemed favorable, the Reporting Person may acquire additional shares of Common Stock from time to time in the open market, in privately negotiated transactions, or otherwise. The Reporting Person also may dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company and the Common Stock, it should be noted that the possible activities of the Reporting Person are subject to change at any time. Except as set forth in this Item 4, the Reporting Person has no present plan or proposal which relates to or would result in (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, if any; (d) any material change in the capitalization or dividend policy of the Company; (e) any other material change in the Company's business or corporate structure;
(f) changes in the Company's charter, bylaws or instruments corresponding thereto or actions which may impede acquisition of control of the Company by any person; (g) a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (h) a class of securities of the Company to become eligible for a termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934; or
(i) any action similar to those listed above.

                                   5


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ITEM 5.   INTEREST IN SECURITIES OF ISSUER.
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          (a) As of January 12, 1999, the Reporting Person beneficially owned 191,648 shares (9.9%) of Common Stock. The percentage of the shares of Common Stock owned (as indicated in this Item 5) is based on 48,253,932 shares of Common Stock represented to be outstanding as of October 30, 1998 by the Company in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 26, 1998, as adjusted for the Reverse Split.

          Included in the shares of Common Stock reported as beneficially owned by the Reporting Person are 74,648 shares (3.9%) of Common Stock owned by Ginarra Holdings. As indicated in Item 6 below, Second Southern Corp. also may be deemed to be the beneficial owner of the shares owned by Ginarra Holdings as a result of its advisory role as described in Item 6 below.

          (b) The responses of the Reporting Person to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relates to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

          (c) On December 31, 1996, the Company granted the Reporting Person options to purchase 2,400,000 shares of Common Stock at an exercise price of $.03 per share under the 1993 Incentive Stock Option Plan of the Company, as amended. One half of the options were vested upon grant and the remaining half vest on December 31, 1997. On
July 15, 1997, a total of 1,200,000 of these options were exercised by Mr. Graziadio, and on January 8, 1998, options to acquire the remaining 1,200,000 shares available under the option grant were exercised by Mr. Graziadio.

          During the period from November 1996 through April 1997, the Company engaged in negotiations with certain holders of various classes of the Company's convertible preferred stock concerning a possible transaction in which the Company would have repurchased and retired the preferred stock and the holders of the preferred stock would have released the Company from all purported claims by such holders against the Company, including claims alleging fraudulent misrepresentation by the Company in the original issuance of the preferred stock.
Thereafter, in May and July 1997, in order to help the Company settle all claims by these preferred shareholders, four of the Company's five directors, including the Reporting Person acting on behalf of Ginarra Holdings, a consultant, and an unaffiliated third party (collectively, the "Individual Purchasers") agreed to purchase shares held by such preferred shareholders and converted them on the same terms as had been offered to these original preferred shareholders by the Company. As a result, Ginarra Holdings acquired 220 shares of the Company's Series C and D Convertible Preferred Stock for an aggregate cash consideration of approximately $106,666.00, the other Individual Purchasers made similar purchases, and the preferred shareholders granted to the Company the release described above. The Company also agreed to issue additional shares of its common stock to the Individual Purchasers and pay the same consideration in the event that other holders of the Company's preferred stock convert such preferred stock into the Company's common stock at a more favorable conversion ratio or receive additional consideration on a more favorable basis than that provided to the Individual Purchasers.
On September 5, 1997, the shares

                                   6
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of Series C and D Convertible Preferred Stock acquired by the Ginarra
Holdings were converted into 316,215 shares of Common Stock. In addition, 641,868 shares of Common Stock were issued by the Company to Ginarra Holdings in consideration for the release of claims. The aggregate number of shares of Common Stock issued to Ginarra Holdings upon the conversion of such shares of preferred stock and issued by the Company in consideration for the release of claims, was the same number of shares of the Company's Common Stock originally offered to, but rejected by, the original preferred shareholders.

          During the 60 days prior to the date hereof, Ginarra
Holdings made the following purchases of Common Stock, all of which took place on the open market:

          Date                 Amount           Price
          ----                 ------           -----

          11/24/98             20,000           0.10
          11/25/98             29,500           0.10
          12/8/98                 400<F*>       1.25<F*>
          1/19/99                 200<F*>       2.00<F*>

[FN]
          <F*> After effective date of Reverse Split.

          (d)-(e)  Not Applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
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          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Second Southern Corp., a California corporation, provides advice to Ginarra Holdings and, in connection therewith, has the discretionary authority to buy and sell securities for the account of Ginarra Holdings as well as the authority to vote the securities beneficially owned by Ginarra Holdings. In consideration thereof, Ginarra Holdings pays
Second Southern Corp. fees based upon the performance criteria established by and at the sole discretion of the Board of Directors.
The Reporting Person is the sole shareholder of Second Southern Corp.
The directors and executive officers of Second Southern Corp. are the Reporting Person, William R. Lang and Steven R. Calvillo. The (a) name,
(b) business address, (c) present principal occupation or employment and (d) citizenship relating to Messrs. Lang and Calvillo is as follows:

          (a)  Steven R. Calvillo
          (b)  200 Oceangate, Suite 430, Long Beach, California 90802
          (c)  Partner of Calvillo and Redon, LLP
               200 Oceangate, Suite 430, Long Beach, California 90802
          (d)  United States

          (a)  William R. Lang
          (b)  Balser, Horowitz, Frank & Waleling
               3000 W. MacArthur Blvd., Suite 600, Santa Ana,
               California 92704

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          (c)  Partner of Balser, Horowitz, Frank & Waleling,
               Accountants 3000 W. MacArthur Blvd., Suite 600, Santa Ana, California 92704
          (d)  United States

          Under the Company's 1993 Incentive Stock Option Plan, as amended, the Company granted the Reporting Person, options to purchase 2,400,000 shares of Common Stock of the Company at an exercise price of $.03 per share. On July 15, 1997, a total of 1,200,000 of these options were exercised by the Reporting Person, and the Reporting Person exercised the remaining 1,200,000 options on January 8, 1998. Under a Stock
Purchase Agreement dated September 5, 1997, Ginarra Holdings acquired 641,868 shares of the Company's Common Stock in exchange for the release of claims arising from the acquisition of Class C and D preferred stock. Both the 1993 Incentive Stock Option Plan, as amended, and the Stock Purchase Agreement have been filed as exhibits to this Schedule 13D to
Item 7 hereof.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBIT.
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          The following is filed herewith as an exhibit:

          1. Nonstatutory Stock Option Agreement between the Company and the Reporting Person pursuant to which the Company granted the Reporting Persons options to purchase an aggregate of 2,400,000 shares of Common Stock. (Not included with this Amendment pursuant to Rule 13d-2(e).)

          2. Stock Purchase Agreements between Ginarra Holdings, Nelson Partners and Kempton Investments, pursuant to which Ginarra Holdings acquired 220 shares of the Company's Class C and Class D Preferred Stock. (Not included with this Amendment pursuant to Rule 13d-2(e).)

          3. Letter Agreement between the Company and the Reporting Person concerning anti-dilution issuances of additional Common Stock in the event of certain preferred stock conversions dated May 5, 1997. (Not included with this Amendment pursuant to Rule 13d-2(e).)

          4. Letter Agreement between the Company and Ginarra Holdings dated May 9, 1996 whereby the Company amended its bylaws to increase the size of the Board of Directors from five to nine and voted to add six Ginarra nominees as directors of the Company. (Not included with this Amendment pursuant to Rule 13d-2(e).)

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                             SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 20, 1999

                         /s/ G. Louis Graziadio, III
                         ----------------------------------
                         G. Louis Graziadio, III

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